Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Australia Start Up Daily Interview – July 8, 2021

Now let’s turn to our first guest and neighbourhood network, Nextdoor, think of it as the nice version of Facebook, is set to list in the US through a SPAC merger, as the company looks for expansion. It’s of course available here in Australia. It is quite popular and but the $4.3 billion US deal comes after the company grew by more than 50% in 2020 and tell us more about it We spoke earlier today with CEO Sarah Friar.

Where to begin lots to tell. So we are we did announce that we will be merging with Coast adventures acquisition, Corp which is a spac. We chose that route for a couple of reasons. Number, one we can spend more time with investors in this, process and you can see that outcome in both Khosla very an awesome brand to be associated, with but also the quality of our pipe investors folks like ARK, Dragoneer, Soroban, and even current investors like Tiger and Hedosophia. Second, we like the price certainty that we get today’s for a deal will be done at 4.3 billion fully distributed valuation we will raise gross proceeds of $686 million so it’s nice to know that that’s coming on your balance sheet and that’s certainty allows us to get going in to really plan against that fundraise and then third and finally a lot us to bring in a partner in Khosla that brings more than just capital. Vinod Khosla and I worked together at Square for 7 years and I know Vinod incredibly well. I’m just delighted to get the partner of him again.

It’s a pretty big numbers as you did mention the 4.3 billion 686 in gross proceeds. Why was now the right time for next door to go down this backroute?

Yes so it always to it’s like to need to fundraise and if you raise capital can you put that money to work in a really ROI positive way and we felt that the answer to that was categorically yes. Nextdoor is ready. We’re coming up a year where we grew our daily active users 50% year-over-year in 2020, the pandemic clearly got everyone focused on local and really brought next door into the zeitgeist of the moment right. Nextdoor equals neighbourhoods, neighbourhoods have never been more important. The second reason to go on is are we ready as a public company. So I’ve been here at Nextdoor now for two and a half years, we’ve been getting ready to be a company that could be public and they really believe that we are ready. And then third and finally is the market ready for you and it’s clearly quite a good market at the moment US GDP kind of at all-time highs clearly seen a recovery post the financial crisis that came with the pandemic and so it just felt like a great time to access the public markets.

I want to touch on those active users. So you’ve got somewhere in the realm of 27 million 1 in 3 american households. How do you continue that growth is it looking to other markets, as well as just continuing I guess America and the American fashion.

It’s both. So you’re right in the US. We have gotten up to one in 3 households on the platform. Nextdoor is a platform that has a natural network effect so as more people come to the platform. The platform gets better and better for the people on the platform and so we just know there’s an underpinning growth rate happening in markets like the US, but then of course Australia, International, is an important next level of growth too. We’re in 11 countries in total around the world. Our Australian market has been a great market for us for seeing really good attraction all across the major cities of Australia and even not getting out into the suburbs. Last time I was in Australia. I spent time in Robel and in Coogee. two very different types of neighbourhoods. And yet both are very active on the Nextdoor platform.

Absolutely. I do know that some of this processes, obviously to expand growth and to expand products, but also to expand monetisation can you run us through the business model of next door and what you mean by that expanding monetisation.

Yes. So today we largely monetise through advertising. So think of it as we work with some of the largest brands in the world, folks like say WalMart here in the US, all the way down to the small local business right the local plumber the local window cleaner and we really can service any scale of company we put a lot of investment into businesses on the platform over the last couple of years, including making sure that those businesses have the ability to post into the newsfeed because we know it’s great content. In terms of how we monetise we have built our own proprietary and tech stack and put a lot of investment in there but there’s more work to deal first to make the ad platform smarter, so the more we can serve the right at At the right time to the right end user, the more likely that ad is to feel like content to really high utility and hands to work for both the neighbour and for the business but trying to get their message to that consumer. We are also working on how to make our ad tech stack more self-serve, more automated. because when we get down into that long tail of mid-market and small businesses. We want to make sure that they can service themselves on the next to a platform, but it’s not a direct sell anymore. And to do that we need to make it as light weight and is automated as possible. I always say those local businesses. They are super busy right they are buying at well they are sending in line at the local Co up buying their supplies may be the local Thai restaurant, thereby rice are calling to make sure the dishwasher is going to show up and maybe they’re popping at on the platform at neighbours to let them know about the daily special. they not have any access time it needs to be super easy to shop and minutes and that’s a really big investment area for us through the latter part of this year and into next year.

Certainly a big part of nextdoor is that focus on the hyper-local on small business. As you’ve said, and to that extent. You’re funding the next door kind Foundation. Tell us about the foundation where the funds will be going.

Yeah, thank you for that question. It was a really important part in part of our announcements so what we have seen is that neighbours often have great ideas, they want to rejuvenate their neighbourhoods. But they often don’t have the money to do it. We’ve actually for the last couple of years, worked with our brand, here in the US called H&R Block to do something called make every block matter and people send in their ideas and H&R Block fund them the frankly I want to build on top of that, we know that neighbours have great ideas. Maybe it’s a play Park. Maybe it’s the local community garden so we want to see what their best ideas are. At that point we’ll can pick the ones that we think really deserve the funding. I think it’s a great way just to grow the involvement show next door’s conversation online but taking it offline. We know commit my that’s a superpower of nextdoor on we’re just so excited to finally put some real, capital and money behind that. the foundation has been funded by our co-founders Nirav, Sarah, and Prakash. our first investor Bill Gurley and myself, so we are putting our personal capital to work here and over time we’re going to keep funding it through next door, so really excited to make that announcement to I think it goes perfectly hand in hand with the fact that next door was taking this big step to become public company.

absolutely. It certainly does go with the ethos. You know, particularly in the world we have seen communities have never been more important so fire from next door, thank you so much for joining me on the startup of daily show and good luck with the listing.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.